Exhibit 99.9

POLY-PACIFIC INTERNATIONAL INC.

February 14, 2007 – Poly-Pacific International Inc. (“Poly-Pacific”) (TSX-V: “PMB”; OTCBB: “PLYPF”; Frankfurt: “POZ”; Berlin: “A0LGDN”) announces that, subject to regulatory approval, it intends to complete a non-brokered offering of a minimum of 750,000 units (“Units”) and a maximum of 1,250,000 Units at a price of $0.40 per Unit for gross proceeds of a minimum of $300,000 to a maximum of $500,000 by way of a private placement (the “Private Placement”). Each Unit is comprised of one (1) common share (“Common Share”) and one (1) Common Share purchase warrant. Each whole warrant entitles the holder to purchase one (1) additional Common Share at a price of $0.60 per Common Share during the first year following the date of closing and at $0.75 per Common Share during the subsequent year up to a period of two years following the date of closing.

Poly-Pacific intends to use the proceeds from the Private Placement for general working capital purposes.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For more information contact:

Mr. Randy Hayward

Telephone: (604) 293-8885

Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.